Philip D. Ameen
Senior Vice President and Controller

General Electric Capital Services, Inc.
3135 Easton Turnpike
Fairfield, CT 06828
USA

T 203 373 2458
F 203 373 3005
pameen@ge.com

Via FedEx and EDGAR

February 24, 2006

Mr. Paul Cline
Senior Accountant
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	General Electric Capital Services, Inc. Form 10-K/A for Fiscal Year Ended December 31, 2004 Filed May 6, 2005 File No. 0-14804

Dear Mr. Cline:

We are responding to your comment letter dated February 3, 2006, to Keith Sherin, Chief Financial Officer of General Electric Capital Services, Inc. (“GECS”) relating to the above documents.

For ease of reference, we have repeated the Staff’s comments in bold text preceding each response.

Note 1. Summary of Significant Accounting Policies

Revenues from Services (Earned Income), page 50

1.	The following comments relate to your response to comment 3 from our letter dated January 5, 2006.

•	Please tell us how you believe voluntary extensions affect the fixed noncancelable lease term as defined in paragraph 5f of SFAS 13.

•
Please provide us with a sample calculation detailing how you determine the estimated unguaranteed residual value, including how your consideration of the probability of extensions affects your estimate.

•
For the periods presented, please quantify for us the total affect on your balance sheet and income statement from including cash flows from lease extensions in your estimate of the unguaranteed residual value.

In accordance with paragraph 5f of SFAS 13, we disregard all lessee extensions in determining the fixed noncancelable lease term.

February 24, 2006	Page 2
Mr. Paul Cline
Senior Accountant

To estimate residual values, we use the best information available. In some of our portfolios, we obtain that information from published sources; in others, from our historical experience; and, in the case of commercial aircraft, from dedicated appraisals. As a matter of policy, we do not consider inflation in estimating residual values. With respect to equipment for which residual values are estimated based on our historical experience, a majority of the residual value relates to leases of photocopier equipment. The following discussion relates to photocopier equipment but also is illustrative of our practices related to other equipment for which we estimate residuals based on historical experience.

At any point in time, we have about 800,000 photocopiers under lease, and are disposing of over 17,000 units per month. These dispositions provide us with excellent, market-based data for estimating residual values. Our residual value estimates (stated as a percentage of original asset cost) employ an expected value calculation that is based on Statement of Financial Accounting Concepts No. 7, Using Cash Flow Information and Present Value in Accounting Measurements, and take into consideration all of the disposition alternatives. Based on our historical experience, the possible outcomes and associated probabilities for disposition consist of five channels.

1.	The customer early terminates the lease, often to upgrade equipment, and we dispose of the equipment in the used market. This occurs in 26% of our leases.

2.
Customer continues making lease payments, typically during order/delivery period for new replacement equipment. Payments constitute the voluntary extension payments plus sales proceeds. This occurs in 26% of our leases.

3.
We sell the equipment at lease termination into the used market. Equipment sold in this channel tends to be presumed by the market to be highly worn and in need of refurbishment. This occurs in 23% of our leases.

4.	We sell the equipment to the customer prior to lease termination for contractually specified amounts. This occurs in 19% of our leases.

5.	We sell the equipment to the customer on an “as is/where is” basis at the end of the lease term for a negotiated amount. This occurs in 6% of our leases.

The cost of making specific evaluations of end-of-term condition for individual leased assets in a commodity portfolio is prohibitive, so we make no effort to do so. This is in contrast to equipment like commercial aircraft which has very specific industry-accepted return condition requirements, so return condition is known.

For estimates based on our experience, like photocopiers, we also consider available published market information as a test of our observed data. Recently information became available about photocopiers through the “Orion Blue Book.” These published, market-based values, adjusted for our average photocopier condition, indicate that our recorded residuals are very slightly below market. Given our policy of not anticipating inflation, one would expect our experience to be realization of modest (inflation-related) gains. That is, in fact, what our actual experience has been. Our actual realization (cash received as a percentage of original estimated residual value) averages slightly more than 100% of the estimated residual at lease inception. We believe that this supports our conclusion that our estimation approach provides the best estimate of fair value.

February 24, 2006	Page 3
Mr. Paul Cline
Senior Accountant

For reasons set forth above, it would be inappropriate to exclude renewal cash flows from our estimation process because doing so would exclude our experience with a significant portion of our portfolio. This is consistent with paragraph 99 of SFAS 13, which acknowledges that, for the majority of leases, the estimated residual value is realized by a sale or re-lease of the property. Any asset’s fair value is based upon the expected cash flows at any point in time. Indeed, if a willing buyer were to purchase our position in these assets, we believe that such buyer would use our historical data in valuing these assets based on a probability-weighted expected cash flow model just as we have done. We have significant experience with these assets and reliable data with which to estimate these expected cash flows.

Note 5. Financing Receivables (investments in time sales, loans and financing leases) Restated, page 58.

2.
We note your response to comment 4 from our letter dated January 5, 2006. Please explain to us the processes used by management to determine that it has the intent and ability to hold loans for the foreseeable future or until maturity or payoff. In your response, also tell us how you have considered the concept of foreseeable future in making your determination.

Our procedures for identification, classification and reporting of financing receivables are designed to meet those provisions necessary to produce reliable financial reports under SOP 01-6 and Section 404 of Sarbanes-Oxley. The procedures to meet this particular objective differ from business to business, and sometimes from portfolio to portfolio within a business.

The portfolio in which this question is most relevant is our U.S. residential mortgage operation in our GE Consumer Finance business. Because we do not hold residential mortgages beyond the period necessary to complete a securitization pool, we classify all such receivables as held for sale at origination. Elsewhere in our GE Consumer Finance and GE Commercial Finance businesses we will transfer receivables into revolving structures to replenish runoff from repayments. Any such balances are classified as held for sale at the end of each reporting period. In our other businesses, securitization historically has affected only a small portion of the portfolio. In those businesses, we usually specifically identify at origination those receivables that we intend to sell and classify such receivables as held for sale. Securitization shortly after origination is attractive from a business perspective as it negates investor concerns about adverse selection. Therefore, a substantial portion of any given quarter’s securitized receivables will have been originated during that quarter. Completing an attractive, marketable securitization pool sometimes requires that we select from our seasoned portfolio, but the likelihood that a particular seasoned receivable will be securitized during its life is remote.

The procedures described above are designed to identify and to classify properly those financing receivables that we intend to sell. We believe that these procedures are consistent with the requirements of existing GAAP, including SOP 01-6.

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February 24, 2006	Page 4
Mr. Paul Cline
Senior Accountant

For the convenience of the Staff, we provided a copy of this letter to Michael Volley. Should you have any questions regarding this matter, please contact me.

GENERAL ELECTRIC CAPITAL SERVICES, INC.
/s/ Philip D. Ameen
Philip D. Ameen
Senior Vice President and Controller

cc:	J. R. Immelt, Chairman of the Board and Chief Executive Officer, General Electric Company and Chief
Executive Officer, General Electric Capital Services, Inc.
K. S. Sherin, Senior Vice President, Finance and Chief Financial Officer, General Electric Company
M. A. Neal, Chairman, General Electric Capital Services, Inc.
D. A. Warner, III, Chairman, General Electric Company Audit Committee
B. B. Denniston, Senior Vice President and General Counsel, General Electric Company
M. R. McAlevey, Chief Corporate and Securities Counsel; Chairman, Disclosure Committee,
General Electric Company
D. Schmitt, Partner, KPMG